Exhibit 99.3

PRESS RELEASE

WiLAN Announces Consolidation of Cases Involving Apple, HTC and Other Parties

Trial date against Apple now expected to advance to August, 2013

OTTAWA, Canada – September 17, 2012 – Wi-LAN Inc. (“WiLAN”) (TSX:WIN) (NASD:WILN) today provided a litigation update regarding the consolidation of two cases before the U.S. District Court for the Eastern District of Texas, Tyler and Marshall Divisions respectively. Both cases pertain to infringement of WiLAN’s Patent No. RE37,802 (the “802 patent”) related to CDMA and HSPA and U.S. Patent No. 5,282,222 (the “222 patent”) related to Wi-Fi and LTE.

On February 2, 2011, WiLAN commenced litigation in the U.S. District Court for the Eastern District of Texas, Marshall Division against HTC Corp., HTC America, Inc., and Exedea, Inc. (the “HTC” case). On September 1, 2011, WiLAN filed another suit in the U.S. District Court for the Eastern District of Texas, Tyler Division against HTC as well as Apple, Inc. and other parties (the “Apple case”).

On September 14, 2012, the Court granted WiLAN’s motion to transfer the Apple case from the Tyler Division to the Marshall Division, having the result of advancing the Apple case trial date by eight months. The trial date for the consolidated Apple and HTC cases is expected to be August 5, 2013.

About WiLAN

WiLAN, founded in 1992, is a leading technology innovation and licensing company. WiLAN has licensed its intellectual property to over 260 companies worldwide. Inventions in our portfolio have been licensed by companies that manufacture or sell a wide range of communication and consumer electronics products including 3G and 4G handsets, Wi-Fi-enabled laptops, Wi-Fi and broadband routers, xDSL infrastructure equipment, cellular base stations and digital television receivers. WiLAN has a large and growing portfolio of more than 3,000 issued or pending patents. For more information: www.wilan.com.

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PRESS RELEASE

Forward-looking Information

This news release contains forward-looking statements and forward-looking information within the meaning of the U.S. Private Securities Litigation Reform Act of 1995 and other United States and Canadian securities laws. The phrases “now expected to”, “is expected” and similar terms and phrases are intended to identify these forward-looking statements. Forward-looking statements and forward-looking information are based on estimates and assumptions made by WiLAN in light of its experience and its perception of historical trends, current conditions and expected future developments, as well as other factors that WiLAN believes are appropriate in the circumstances. Many factors could cause WiLAN's actual performance or achievements to differ materially from those expressed or implied by the forward-looking statements or forward-looking information. Such factors include, without limitation, the risks described in WiLAN’s March 9, 2012 annual information form for the year ended December 31, 2012 (the “AIF”). Copies of the AIF may be obtained at www.sedar.com or www.sec.gov. WiLAN recommends that readers review and consider all of these risk factors and notes that readers should not place undue reliance on any of WiLAN's forward-looking statements. WiLAN has no intention and undertakes no obligation to update or revise any forward-looking statements or forward-looking information, whether as a result of new information, future events or otherwise, except as required by law.

All trademarks and brands mentioned in this release are the property of their respective owners.

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For Media inquiries, please contact:	For Investor inquiries, please contact:

Kathryn Hughes	Tyler Burns
Director, Marketing & Communications	Director, Investor Relations
O: 613.688.4897	O: 613.688.4330
C: 613.898.6781	C: 613.697.0367
E: khughes@wilan.com	E: tburns@wilan.com

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